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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2016**   AND ENDING   **DECEMBER 31, 2016**
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **MILESTONE INVESTMENTS, INC.**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

10700 SIKES PLACE, SUITE 315
(No. and Street)

CHARLOTTE   **NC**   **28277**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRICK FISHER   **(704) 716-2749**
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **FREDRICK FISHER** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **MILESTONE INVESTMENTS, INC.** , as of **DECEMBER** **31,** **2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

CEO/CCO
Title


Public Notary

2 - 2 4 - 1 7



This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Exemption Report.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MILESTONE INVESTMENTS, INC.

Financial Statements and Supplemental Information
for the Year Ended December 31, 2016 and
Report of Independent Registered Public Accounting Firm



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Milestone Investments, Inc.

We have audited the accompanying statement of financial condition of Milestone Investments, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Milestone Investments, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Milestone Investments, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida
February 18, 2017

MILESTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	18,160
Receivables from other broker-dealers		91,152
TOTAL ASSETS		109,312

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable	8,656
Accrued compensation and benefits allocation	54,040
Total current liabilities	62,696

STOCKHOLDER'S EQUITY:

Common stock, no par; 100,000 shares authorized;	
700 shares issued and outstanding	12,701
Retained earnings	33,915
Total stockholder's equity	46,616

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	109,312

See notes to financial statements.

MILESTONE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1.　SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Milestone Investments, Inc. (the "Company") is a North Carolina Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It provides mutual fund and variable annuity investment products to predominately small and medium size employers in the southeastern and mid-western areas of the United States that sponsor qualified retirement plans and to individuals who are eligible for distributions from such plans. In addition, it can provide investment advisory services to employers sponsoring qualified retirement plans. The Company is a limited broker-dealer and does not receive funds for investment nor does it hold securities for customers. Rather, all customer funds are delivered to, and securities are held with, either a mutual fund company broker-dealer or a variable annuity company broker-dealer.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions which may exceed federally insured limits at various times throughout the year.

Receivables From Other Broker-Dealers - Receivables from other broker-dealers represent commissions due for mutual fund and group and individual variable annuity investment transactions. No allowance has been provided on these receivables because management believes all amounts are collectible. At December 31, 2016, receivables from three other broker-dealers represent approximately 85% of total receivables.

Property - Property is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholders for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2016, the tax years ended December 31, 2013 through 2016 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2016.

Commission Income - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 18, 2017, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

2. OWNERSHIP CHANGE

Milestone Investments, Inc. was purchased by Fredrick W. Fisher and Richard W. Addis, Jr. on August 29, 2016. Mr. Fisher and Mr. Addis have been working as advisers at the company since 2001 and 2003 respectively.

3. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since, as a limited broker-dealer, its transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in insurance company separate or general accounts. In addition, the Company transmits all funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company meets the exemptive requirements under SEC Rule 15c3-3(k)(1). Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $8,110, which was $3,110 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 7.73 to 1.00 at December 31, 2016.

5. RELATED PARTY TRANSACTIONS

The Company shared office space and certain administrative overhead with a related company from January 1, 2016 to August 29, 2016. In accordance with terms of an agreement reached with the related company, the Company incurred charges totaling $307,000 in 2016 for these services.

6. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC membership for the year ended December 31, 2016 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

7. OCCUPANCY LEASE

The Company leases office space under an operating lease that expires on January 31, 2018. Future minimum lease payments are $18,840 for 2017 and $1,570 for 2018. Rent expense was $9,335 for the year ended December 31, 2016, and is reported in the occupancy and office overhead allocation in the Statement of Operations.

8. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments and contingencies.